EXHIBIT C(1)

Boenning & Scattergood, inc.
ESTABLISHED 1914
INVESTMENT BANKING
February 9, 2007
Board of Directors
SED International, Holdings, Inc.
4916 North Royal Atlanta Drive
Tucker, GA 30085
Members of the Board:
     We understand that SED International Holdings, Inc. (“SED”, or the “Company”) proposes to undertake a 100-to-1 reverse stock split of common stock, resulting in (i) the cash-out of all record holders of fewer than 100 shares of common stock, and (ii) a decrease in the number of shareholders of record to below 300 persons, which will permit the Company to deregister its common stock under the Securities Exchange Act of 1934 and terminate the Company’s public reporting obligation with the Securities and Exchange Commission (the “Proposed Transaction.”) As a result of the Proposed Transaction, shareholders holding less than 100 shares of the Company’s common stock will receive $1.30 in cash per share; shareholders holding more than 100 shares will receive the same cash consideration for any fractional shares that they hold after the effective time of the Proposed Transaction.
     You have requested our opinion as to the fairness, from a financial point of view, of the Proposed Transaction to current holders of common stock who will receive cash in lieu of fractional shares. We were retained in December 2006 to advise the Board or a committee thereof (the “Board”) as to the pre-split per share price payable (the “Purchase Price”) in the involuntary redemption of fractional shares in the Proposed Transaction and to render a fairness opinion in connection with the Proposed Transaction.
     Boenning & Scattergood, Inc., as part of its investment banking business, regularly is engaged in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, private placements, public offerings and valuations for various other purposes, and in the determination of adequate consideration in such transactions. In the ordinary course of its business as a broker-dealer, Boenning may, from time to time, purchase securities from, and sell securities to, SED. In the ordinary course of business, Boenning & Scattergood may actively trade the securities of SED for its own account and for the accounts of customers and accordingly may at any time hold a long or short position in such securities.
     In arriving at our opinion, we have, among other things: (i) reviewed a draft of the proposal, as described in a draft of the Company’s Proxy Statement, dated February 9, 2007; (ii) reviewed the Company’s 10-Q for the three months ended September 30, 2006 and its 10-Ks for the years ended June 30, 2006 and 2004; (iii) reviewed the Company’s preliminary financial results for the three months ended December 31, 2006, (iv) reviewed the Company’s detailed forecast for the year ending June 30, 2007; (v) discussed with members of the senior
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Member NASD, SIPC

Board of Directors
SED International Holdings, Inc.
February 6, 2007

management of SED, the Company’s business, operating results, financial condition and prospects; (v) compared stock prices, operating results, earnings estimates and financial condition of certain publicly-traded electronics distributors and wholesale distributors we deemed reasonably comparable to SED, to similar data for SED; (vi) compared valuation multiples (to the extent available) and other financial terms of minority interest acquisitions; (vii) analyzed SED’s stock price trading history; (viii) reviewed the Company’s analysis of potential reporting cost savings resulting from the Proposed Transaction; (ix) reviewed the SED list of shareholders prepared as of November 30, 2006 by National City Bank and (x) conducted such other financial analyses, studies and investigations as we deemed appropriate.
     Our opinion is given in reliance on information and representations made or given by SED and its officers, directors, auditors, counsel and other agents, and on filings, releases and other information issued by SED including financial statements, financial projections, and stock price data as well as certain information from recognized independent sources, all as described in our analysis provided separately to you. We have not independently verified the information concerning SED or other data which we have considered in our review and, for purposes of the opinion set forth below, we have assumed and relied upon the accuracy and completeness of all such information and data. We have not conducted any valuation or appraisal of any assets or liabilities of SED, nor have any such valuations or appraisals been provided to us. Additionally, we assume that the Proposed Transaction is, in all respects, lawful under applicable law.
     With regard to financial and other information relating to the general prospects of SED, we have assumed that such information has been reasonably prepared and reflects the best currently available estimates and judgment of the management of SED as to their most likely future performance and the cost savings (including the amount, timing and achievability thereof) anticipated to result from the Proposed Transaction.
     Our opinion is based upon information provided to us by the management of SED, as well as market, economic, financial and other conditions as they exist and can be evaluated only as of the date hereof and speaks to no other period. Our opinion pertains only to the fairness, from a financial point of view of the of the Proposed Transaction to current holders of common stock who will receive cash in lieu of fractional share and does not constitute a recommendation to the Board of Directors of SED.
     Based on the foregoing, we hereby confirm our opinion, which was provided to the Board on February 1, 2007, that the Proposed Transaction is fair, from a financial point of view, to current holders of common stock who will receive cash in lieu of fractional shares resulting from the Proposed Transaction as a Purchase Price of $1.30 per share on a pre-split basis.
Sincerely,

Boenning & Scattergood, Inc.